UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

SEC File Number 001-41446
CUSIP Number 00486H105

☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR For Period Ended: December 31, 2023

☐  Transition Report on Form 10-K

☐  Transition Report on Form 20-F

☐  Transition Report on Form 11-K

☐  Transition Report on Form 10-Q

☐  Transition Report on Form N-SAR

For the Transition Period Ended: ________________________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I – REGISTRANT INFORMATION

ADTRAN Holdings, Inc.

Full Name of Registrant

N/A

Former Name if Applicable

901 Explorer Boulevard

Address of Principal Executive Office (Street and Number)

Huntsville, Alabama 35806-2807

City,State and Zip Code

PART II–RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒

 (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form

               11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III– NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

ADTRAN Holdings, Inc. (the “Company”) is unable, without unreasonable effort or expense, to file its Annual Report on Form 10-K for the fiscal year ended December 31, 2023 (the “2023 Form 10-K”) with the Securities and Exchange Commission (the “SEC”) within the prescribed time period for the reasons set forth below.

As disclosed in the Company’s Current Report on Form 8-K filed with the SEC on February 20, 2024 (the “February 20, 2024 Form 8-K”), the Audit Committee of the Board of Directors of the Company (the “Audit Committee”) concluded, after considering the recommendations of management, that the results attributable to the non-controlling interest and of the net loss attributable to the Company and, as a consequence, the loss per common share attributable to the Company, were materially misstated in (i) the Company’s unaudited condensed consolidated financial statements as of and for the quarter ended March 31, 2023 included in the Company’s Quarterly Report on Form 10-Q/A for the fiscal quarter ended March 31, 2023, (ii) the Company’s unaudited condensed consolidated financial statements as of and for the quarter and six months ended June 30, 2023 included in the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2023, and (iii) the Company’s unaudited condensed consolidated financial statements as of and for the quarter and nine months ended September 30, 2023 included the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2023, respectively (collectively, the “Non-Reliance Periods”), and that such financial statements should no longer be relied upon.

As disclosed in the February 20, 2024 Form 8-K, the Company’s management is continuing to evaluate the impact of the misstatement to the Company’s internal control over financial reporting and expects to identify additional material weaknesses during the periods covered by such reports.

The Company has determined that it will prepare and file amendments to the Company’s Quarterly Report on Form 10-Q for the fiscal quarters ended March 31, 2023, June 30, 2023 and September 30, 2023 in order to restate the consolidated financial statements and disclose any additional material weaknesses that had existed during the Non-Reliance Periods. Given the scope of the process to prepare the restatements and related disclosures, the Company requires additional time to prepare and review its financial statements and other disclosures in its Annual Report on Form 10-K. Therefore, the Company is unable to complete and file the 2023 Form 10-K by the required due date of February 29, 2024. The Company continues to dedicate significant resources to the fiscal 2023 Form 10-K and does expect to file such report within fifteen calendar days thereof.

PART IV– OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Ulrich Dopfer, Chief Financial Officer	(256)	963-8000

(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or

          Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

         ☒ Yes ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐ No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate,

         state the reasons why a reasonable estimate of the results cannot be made.

         On February 26, 2024, the Company issued a press release announcing selected preliminary financial results for the fiscal year ended December 31, 2023, and included a copy of such press release as an exhibit to the

         Company's Current Report on Form 8-K furnished by the Company to the SEC on February 27, 2024.

         Selected preliminary information regarding the Company’s financial results for the fiscal year ended

         December 31, 2023, compared to the prior fiscal year, was included in such press release.

Forward-Looking Statements

This Notification of Late Filing contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include, among other things, statements regarding the Company’s intent to complete its analysis of the impact of the misclassification on its internal control over financial reporting and whether additional material weaknesses exist in its internal controls, its intent to restate its prior consolidated financial statements for the Non-Reliance Periods, the estimated impact of adjustments to the financial statements for the Non-Reliance Periods, the impact of the Company’s material weakness or material weaknesses in internal control over financial reporting and the Company’s disclosure controls and procedures on its financial statements and other public disclosures, the anticipated timing for filing the Company’s 2023 Form 10-K and related matters. Forward-looking statements include statements that are not historical facts and can be identified by terms such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “seek,” “should,” “will,” “would” or similar expressions and the negatives of those terms. Our actual results and the timing of events could materially differ from those anticipated in such forward-looking statements as a result of certain risks and uncertainties including those described in more detail in the Company’s most recent Annual Report on Form 10-K and Quarterly Report on Form 10-Q and other documents on file with the SEC, as well as the risk of the possibility of further material delays in the Company’s financial reporting. The Company disclaims and does not undertake any obligation to update or revise any forward-looking statement in this filing, except as required by applicable law or regulation.

ADTRAN Holdings, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: February 29, 2024	By: /s/ Ulrich Dopfer
Ulrich Dopfer Chief Financial Officer